Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

RECEIVED
2008 OCT 30 P 1:23

08005649

By courier

Leuven, 27 October 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 04 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

InBev (Euronext: INB) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, InBev publishes the content of the notification that it has received.

1. Date :

Shareholdings as at 1 September 2008

2. Notification by (persons acting in concert) :

EPS SA under Luxemburg law	Rue Guillaume Kroll 5 - L-1882 Luxembourg
Mr Jorge Paulo Lemann	
Mr Carlos Alberto da Veiga Sicupira	
Mr Marcel Herrmann Telles	
BRC SARL under Luxemburg law	Côte d'Eich 73 - L-1450 Luxembourg
Stichting InBev (stichting administratiekantoor under Dutch law)	Hofplein 20 - NL- 3022 AC Rotterdam
InBev SA	Grand Place 1 - B-1000 Bruxelles
Rayvax Société d'Investissements SA	Square Vergote 19 - B-1200 Bruxelles
Fonds InBev Baillet-Latour SPRL with social purpose	Grand Place 1 - B-1000 Bruxelles
Fonds Président Verhelst SPRL with social purpose	Brouwerijplein 1 - B-3000 Leuven

3. Denominator : 616.011.684 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction			
	# voting rights	# voting rights		% voting rights	
Holders of voting rights		Linked to shares	**Not linked** to shares	Linked to shares	**Not linked** to shares
EPS	0	49.478.020	0	8,03%	0,00%
Jorge Paulo Lemmann + controlled entities	0	0	0	0,00%	0,00%
Carlos Alberto da Veiga Sicupira + controlled entities	0	0	0	0,00%	0,00%
Marcel Herrmann Telles + controlled entities	0	0	0	0,00%	0,00%
BRC	0	3.170.497	0	0,51%	0,00%
Stichting InBev	0	321.712.000	0	52,22%	0,00%
InBev	0	12.749.700	0	2,07%	0,00%
Brandbrew	0	8.747.277	0	1,42%	0,00%
Sub total	0	395.857.494	0	64,26%	0,00%
Rayvax Société d'Investissements	0	8.584.000	0	1,39%	0,00%
Sébastien Holding	0	302.990	0	0,05%	0,00%
Sub total	0	8.886.990	0	1,44%	0,00%
Fonds InBev Baillet-Latour	0	3.370.800	0	0,55%	0,00%
Fonds Président Verhelst	0	4.494.000	0	0,73%	0,00%
	TOTAL	**412.609.284**	**0**	**66,98%**	**0,00%**
Holders of assimilated financial instrument		**Expiry date**	**Exercise date**	**# voting rights that can be acquired**	**% voting rights**
				0	**0 %**
TOTAL		**# voting rights**		**% voting rights**	
		412.609.284		**66,98 %**	

5. Chain of controlled entities through which the shareholding is effectively owned :

Agreement of concert and shareholding structure of InBev :

1) EPS, Rayvax Société d'Investissements, BRC are bound by a shareholders' agreement organizing the joint control of Stichting InBev by EPS & BRC and organizing a concert with Rayvax.
2) InBev and its subsidiary Brandbrew are controlled by Stichting InBev, which is jointly controlled by EPS & BRC.
3) Fonds InBev Baillet-Latour & Fonds Président Verhelst have also signed an agreement to act in concert with Stichting InBev.
4) EPS is not controlled.
5) The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.inbev.com/investors/overview.
6) Sébastien Holding is controlled by Rayvax Société d'Investissements.

6. Additional information :

1) Certificates issued by Stichting InBev (administratiekantoor): EPS owns 180.000.000 certificates which entitle it to 180.000.000 InBev shares. BRC owns 147.700.000 certificates which entitle it to 147.700.000 InBev shares. Although these certificates correspond to the definition of assimilated financial instruments, they have not been included since they would have been added to the InBev shares owned by EPS & BRC, which would have resulted in counting twice the same voting rights of EPS & BRC.
2) The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. It should be noted that none of these entities directly holds InBev shares. Since a large number of entities exercise an intermediary control of BRC without nevertheless holding a participation in InBev, these entities have not been included in the table above, but in a separate table which is available on www.inBev.com/investors/overview

3) Rayvax Société d'Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.
4) InBev makes the notification on behalf of Brandbrew, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or InBev's bylaws, should be sent to benoit.loore@inbev.com

This notification will be posted on www.InBev.com/investors.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

END